UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                              CIMETRIX INCORPORATED
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                                (Name of Issuer)


                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    17185E100
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                                 (CUSIP Number)


                 Evan A. Schmutz, Hill, Johnson & Schmutz, P.C.,
                            3319 No. University Ave.
                                    Suite 200
                                 Provo, UT 84604
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 23, 1998
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

         Note:  Schedules  filed in paper format shall include a signed original
         and  five  copies  of  the  schedule,   including  all  exhibits.   See
         ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (2-98)


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CUSIP No.         17185E100
--------------------------------------------------------------------------------


         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. Of above persons (entities only).

                  Lincoln M. Dastrup
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         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)

                  (b)
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         3.       SEC Use Only
--------------------------------------------------------------------------------


         4.       Source of Funds (See Instructions) Personal Funds
--------------------------------------------------------------------------------


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
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         6.       Citizenship or Place of Organization  United States of America
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of         7.       Sole Voting Power                          None
Shares Bene-      --------------------------------------------------------------
ficially by       8.       Shared Voting Power                        1,940,616
Owned by Each     --------------------------------------------------------------
Reporting         9.       Sole Dispositive Power                     None
Person With       --------------------------------------------------------------
                  10.      Shared Dispositive Power                   1,940,616
--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each
                  Reporting Person                                    1,940,616
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)  7.8%
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)
                  Lincoln M. Dastrup is an individual

CUSIP No.         17185E100
--------------------------------------------------------------------------------


         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. Of above persons (entities only).

                  Linda Dastrup
--------------------------------------------------------------------------------


         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)

                  (b)
--------------------------------------------------------------------------------


         3.       SEC Use Only
--------------------------------------------------------------------------------


         4.       Source of Funds (See Instructions) Personal Funds
--------------------------------------------------------------------------------


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------


         6.       Citizenship or Place of Organization  United States of America
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of         7.       Sole Voting Power                          None
Shares Bene-      --------------------------------------------------------------
ficially by       8.       Shared Voting Power                        1,940,616
Owned by Each     --------------------------------------------------------------
Reporting         9.       Sole Dispositive Power                     None
Person With       --------------------------------------------------------------
                  10.      Shared Dispositive Power                   1,940,616
--------------------------------------------------------------------------------


         11.      Aggregate Amount Beneficially Owned by Each
                  Reporting Person                                    1,940,616
--------------------------------------------------------------------------------


         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------


         13.      Percent of Class Represented by Amount in Row (11)       7.8%
--------------------------------------------------------------------------------


         14.      Type of Reporting Person (See Instructions)
                  Linda Dastrup is an individual

                     ATTACHMENT TO SCHEDULE 13D COVER SHEET


         All calculations on the Schedule 13D cover sheets have been made on the basis that 24,743,928 shares of the issuer's common stock are presently outstanding.

Item 1.  Security and Issuer.

         The class of security to which the Amendment to Schedule 13D relates is common stock, $0.0001 per share, par value (the "Shares") of Cimetrix Incorporated, a Nevada corporation (the "Company"). The Company's principal executive offices are located at 6979 South High Tech Drive, Midvale, Utah 84047.

Item 2.  Identity and Background.

         This Amendment to Schedule 13D is being filed by Lincoln Dastrup and Linda Dastrup, hereinafter collectively referred to as the "Reporting Persons."

         1.       a)       Lincoln M. Dastrup
                  b)       6337 Highland Drive, #103
                           Salt Lake City, Utah 84121
                  c)       Mr. Dastrup is a self employed financial consultant.
                  d)       Mr. Dastrup has not been convicted in a criminal
                           proceeding during the last five years.
                  e)       Mr.   Dastrup  has  not  been  a  party  to  a  civil
                           proceeding  in the last five years which has resulted
                           in subjecting  Mr.  Dastrup to a judgment,  decree or
                           final  order  enjoining  future   violations  of,  or
                           prohibiting  or  mandating   activities   subject  to
                           federal or state securities laws, or in any finding of violation of such laws.
                  f)       Mr. Dastrup is a citizen of the United States of
                           America.

         2.       a)       Linda Dastrup
                  b)       6337 Highland Drive, #103
                           Salt Lake City, Utah 84121
                  c)       Ms. Dastrup is not employed
                  d)       Ms. Dastrup has not been convicted in a criminal
                           proceeding during the last five years.
                  e)       Ms.   Dastrup  has  not  been  a  party  to  a  civil
                           proceeding  in the last five years which has resulted
                           in subjecting  Ms.  Dastrup to a judgment,  decree or
                           final  order  enjoining  future   violations  of,  or
                           prohibiting  or  mandating   activities   subject  to
                           federal or state securities laws, or in any finding of violation of such laws.
                  f)       Ms. Dastrup is a citizen of the United States of
                           America

Item 3.  Source and Amount of Funds or Other Consideration.

         Lincoln M. Dastrup and Linda Dastrup used their personal funds to complete the transactions reported on this Schedule 13D.

Item 4.  Purpose of Transaction.

         Between September 1995 and December 1995, Lincoln Dastrup acquired 241,666 Shares. Through oversight and inadvertence, these Shares were not reported on Mr. Dastrup's Schedule 13D filing dated January 15, 1998. These Shares were acquired by Mr. Dastrup for personal purposes. The acquisition of such Shares was not undertaken as a part of any plan or purpose to cause or effectuate any change in the issuer, and did not result in any of the events described in the instructions to Item 4.

Item 5.  Interest in Securities of the Issuer.

         a) Lincoln M. Dastrup and Linda Dastrup are the beneficial owners of 1,718,950 Shares, representing 6.9% of the Issuers outstanding common shares. Lincoln M. Dastrup is the beneficial owner of 1,666 Shares, representing 0.00% of the Issuer's outstanding common shares.

         b) The responses of the Reporting Persons to items (7) through (11) of the portions of the cover page relating to the beneficial ownership of Shares are incorporated herein by reference.

         c) Between January 1, 1998 and November 15, 1998, Lincoln M. Dastrup and Linda Dastrup sold 244,500 Shares at prices ranging between $.90 per share and $2.125 per share. In the sixty (60) day period prior to November 15, 1998, the Reporting Persons made the following sales of Shares:

Date                      Shares sold          Price per Share  Type of Sale

9-16-98                       7,000                 1.376107      Broker
10-12-98                      5,000                 1.0994        Broker
10-14-98                      5,000                 1.0994        Broker
10-16-98                      5,000                 1.13025       Broker
10-30-98                      5,000                 1.25          Broker
11-04-98                     10,000                 1.101         Broker
11-06-98                     10,000                  .90          Broker
11-09-98                      2,000                  .90          Broker


         d)       None.

         e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships between the Reporting Persons and the Issuer with respect to the Shares.

Item 7.  Materials to Be Filed as Exhibits.

         None.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


       11/23/98                                      /s/ Lincoln M. Dastrup
Date: __________________                             ___________________________
                                                     Lincoln M. Dastrup

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


       11/23/98                                      /s/ Linda Dastrup
Date: __________________                             ___________________________
                                                     Linda Dastrup